

📞 LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"

Code 2121543 Savanorių pr. 28, LT-2600 Vilnius, (Lithuania) Lietuva Tel.: +370 46 48 15 11, 15 11, Fax. +370 5 212 66 65
VAT code 212154314. Register of Enterprises of the Republic of Lithuania, Administrator – State Enterprise Centre of Registers (V. Kudirkos g. 18, LT-2600 Vilnius)

US Securities and Exchange Commission Division
of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street NW
Washington DC 20549

Fax. (202) 942 95 25

21-11-2003 No. 31

04 JAN -7 PM 7:21

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04012153
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No. of pages: 1+1

Re: **AB Lietuvos Telekomas (File No. 82-5086)**
        Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Material Event

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the National Stock Exchange of Lithuania ("NSEL"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1.   Announcement of Material Event

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 650 82 123, fax. +370 5 231 38 60.

Very truly yours,

D. Džiaugys (signature)

Darius Džiaugys
Senior Specialist Investor Relations

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

Encl.:   1. Announcement (1 page)

 **LIETUVOS TELEKOMAS**

Announcement of Material Event

1.   **AB Lietuvos Telekomas, company's code in register: 2121543, Savanoriu ave. 28,**
   (type of the Issuer, company's name, register code, address)

   2600 Vilnius, Republic of Lithuania

2.   **Lithuanian Securities Commission, National Stock Exchange of Lithuania,**
   (indicate the institutions to whom this announcement has been or is to be presented)

   Lietuvos Rytas daily, Baltic News Service

3.   **On 20 November 2003, Lithuanian Communications Regulatory Authority fixed a**
   (description of the material event and the date of material event)

   highest price limits (VAT not included) for telecommunication networks interconnection services provided by AB Lietuvos Telekomas and its associated entities as follows: call set-up fee, 24 hours a day – 6 cents per call; local level interconnection from 8.00 to 20.00 on business days – 7 cents per minute, from 20.00 to 8.00 on business days and 24 hours a day on weekends and holidays – 2.50 cents per minute; national level interconnection from 8.00 to 20.00 on business days – 10 cents per minute, from 20.00 to 8.00 on business days and 24 hours a days on weekends and holidays – 6 cents per minute.

4.   **Announcement is not considered confidential**
   (if the announcement is considered confidential, the reason and expire date of confidentiality are to be indicated)

5.   **Egle Gudelyte-Harvey, Director of Legal Division**
   (name, surname and office phone numbers of person authorised by the Issuer to provide additional information about

   tel. + 370 5 236 72 92
   material event)

   General Manager Kjell-Ove Blom .... 21 November 2003
   (name, surname and signature of the Head of the Issuer's Administration (name, surname and signature of the person authorised by the Head of the Issuer's Administration in writing, is case the authorised person is institutions, the name, surname and signature of the Head of institutions' Administration); date of signing)